UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA appoints new members of management

Monterrey, Mexico, July 19, 2018—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced the appointment of Adriana Díaz Galindo, Enrique Navarro Manjarrez, and Enrique Chacón Tinajero as new members of the Company’s management.

Adriana Díaz Galindo was appointed General Counsel, effective June 1, 2018.

Adriana Díaz Galindo has more than 20 years of legal experience in the contract, finance, M&A, corporate governance, regulatory, and international litigation areas. She was previously Legal Director for Finance and Administration at Grupo Televisa and Legal Director for Interprotección, Agente de Seguros y de Fianzas, S.A. de C.V., among other positions.  She has a law degree from the Universidad Iberoamericana and has taken specialized law courses at the Instituto Tecnológico Autónomo de México (ITAM).

Enrique Navarro Manjarrez was appointed Director for Airport Operations, effective April 26, 2018.

Enrique Navarro Manjarrez has worked in OMA since May 2004. Prior to his appointment as Director of Airport Operations he served as Director of the Monterrey Airport since 2013. Previously, he was the Administrator of the airports in Ciudad Juárez and Mazatlán. Prior to joining OMA, he was promotions manager for Casa de Bolsa Probursa, Director of Investments and Projects for Grupo Chihuahua, Regional Administrator for Tax Audit in the Secretariat of Finance and Public Credit, and Director of Economic Studies for the government of the state of Nuevo León. He has an economics degree from the Universidad Anáhuac, a Masters in Economic Development and Corporate Finance from Boston University, and has completed studies for a doctorate in business administration at the Swiss Management Center University. In addition, he has taken courses in airport management and development offered by Aéroports de Paris and has a diploma in senior management from the IPADE business school. He has taught courses at the Universidad Anáhuac, the Instituto Tecnológico y de Estudios Superiores de Monterrey, and the Universidad de Monterrey.

Enrique Chacón Tinajero was appointed Director for Infrastructure and Maintenance, effective June 12, 2018.

Enrique Chacón Tinajero has more than 20 years experience in the design, construction, and management of infrastructure. He began his professional career in 1998 at Empresas ICA, holding positions in the International and Urban Construction divisions. He was director of urban construction projects at ICA from 2011 to 2018. He is a civil engineering graduate of the Universidad Autónoma de Chihuahua and has taken courses for a Masters in Construction Management at the Universidad Iberoamericana. In addition, he is certified by the American Concrete Institute as a Supervising Inspector for concrete works and has taken numerous specialized courses in the construction field.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 20, 2018